EXHIBIT 3


                                                              October 22, 2007

Board of Directors
CSX Corporation
500 Water Street
Jacksonville, FL  32202

Dear Board of Directors:

We are shocked at the reckless and irresponsible statements CSX management have made in response to our letter. While we will not highlight all of them, we must highlight two because they are so inaccurate and so potentially damaging to CSX and the other railroads. They are also further evidence that management do not take seriously their role as a guardian of shareholders' capital and that Michael Ward does not fully understand the economics of CSX's business.

First, CSX distributed in Washington DC last week an email that included the following statement:

     "TCI IS TELLING THE CSX BOARD OF DIRECTORS TO `FREEZE INVESTMENT' UNTIL THE FATE OF THE REGULATION BILL IS KNOWN. PUBLIC SERVICE COMPANIES DO NOT OPERATE THAT WAY..."

CSX is a publicly traded company that performs services essential to the public, but it must do so profitably and in full compliance with all applicable regulations. UPS, Waste Management and countless other companies also provide essential services to America, but doing so does not make them, per se, public service companies. Referring to CSX purely as a public service company implies, wrongly, that CSX (and other railroads) should be considered an extension of the government, devoid of the need to balance obligations to the public with the obligations to their owners. Jim Young, CEO of Union Pacific, made this clear in his recent testimony in Washington DC:

     "AS A PUBLICLY OWNED COMPANY, WE HAVE A FIDUCIARY DUTY TO OUR OWNERS (THE SHAREHOLDERS) TO OPERATE THE COMPANY IN A PROFITABLE MANNER AND MAKE PRUDENT DECISIONS REGARDING FUTURE CAPITAL INVESTMENTS."

The fact that the CSX management does not believe that regulatory or legislative risks and uncertainty should impact investment spending is simply ridiculous. Other railroad CEOs have made clear, as would any responsible CEO, that regulatory and legislative uncertainty will, and should rightly, impact capital spending:

     "UNCERTAINTY ACROSS THE REGULATORY AND LEGISLATIVE LANDSCAPE IS MAKING IT CHALLENGING TO DETERMINE WHETHER RAILROADS SHOULD CONTINUE TO INVEST AT CURRENT LEVELS... ALREADY, RECENT EFFORTS BY THE SURFACE TRANSPORTATION BOARD, WHICH AT A MINIMUM ARE INJECTING UNCERTAINTY INTO THE INDUSTRY AND AT WORST COULD SUBSTANTIALLY IMPACT OUR ABILITY TO EARN


---------------
The Children's Investment Fund Management (UK) LLP is a limited liability partnership registered in England and Wales with registered number OC304797. A list of members' names is open to inspection at its registered office and principal place of business 7 Clifford Street, London, W1S 2WE, England. The Children's Investment Fund Management (UK) LLP is authorized and regulated by the Financial Services Authority.

     OUR COST OF CAPITAL, ARE CAUSING US TO LOOK HARD AT OUR WILLINGNESS TO INVEST IN THE FUTURE" WICK MOORMAN, CEO OF NORFOLK SOUTHERN

     "THE SURFACE TRANSPORTATION BOARD'S RECENT PROPOSAL ON THE CALCULATION OF THE INDUSTRY'S COST OF CAPITAL, ITS NEW REGIME FOR BRINGING RATE CASES, AND THE LEGISLATION PENDING BEFORE THIS COMMITTEE - IF ADOPTED - WOULD REQUIRE US TO RECONSIDER FUTURE INVESTMENT" JIM YOUNG, CEO OF UNION PACIFIC

These statements were made in testimony before Congress. These CEOs had the strength and courage to stand before members of Congress and convey economic reality, even if it was unwelcome. In contrast, CSX management is pandering to Washington, but we are confident that Washington will see this for what it is - a self-serving attempt to use Washington to cover for and protect incompetent management.

Second, in response to a question on CSX's third quarter earnings call of what CSX's returns would look like on a replacement cost basis, which as you know we feel strongly is the appropriate measure of economic returns for railroads, Michael Ward rejected the question outright by responding ignorantly:

     "WHAT INDUSTRY LOOKS AT THE ROIC ON A REPLACEMENT COST BASIS? I DON'T KNOW OF ANY INDUSTRY THAT DOES THAT"

Fortunately, Jim Young answered the question only two days later when asked a similar question:

     "WE LOOK INTERNALLY AT REPLACEMENT COSTS WHEN WE'RE LOOKING AT HOW WE APPROACH A BUSINESS SEGMENT IN TERMS OF THE COST NUMBERS."

The reality is that replacement cost, or some proxy for it, is used around the world for long-lived asset businesses, including railroads, water utilities, electric utilities, gas transmission networks, and airports.

Whatever your differences may be with TCI, we urge you to keep the dialogue and management's public statements honest, factual, thoughtful and responsible. You have a duty to act in the best long-term interest of the company and its shareholders. Making statements that portray, or give others reason to believe, that US railroads are purely public service companies devoid of the need to operate profitably, or that ROIC is an appropriate measure of returns when it overstates true economic returns by 4-5x, is negligent of this duty. This `scorched earth' strategy is damaging to CSX and the other US railroads, and the CSX Board should not allow it to continue.

Sincerely,

/s/ SNEHAL AMIN
------------------
Snehal Amin
Partner




The Children's Investment Fund Management (UK) LLP is a limited liability partnership registered in England and Wales with registered number OC304797. A list of members' names is open to inspection at its registered office and principal place of business 7 Clifford Street, London, W1S 2WE, England. The Children's Investment Fund Management (UK) LLP is authorized and regulated by the Financial Services Authority.